                                                                 File No. 69-249

                                                                 FORM U-3A-2

                                                                UNITED STATES
                                              SECURITIES AND EXCHANGE COMMISSION
                                                          Washington, D.C. 20549



                                            For the Year Ended December 31, 1999

                                 Statement by Holding Company Claiming Exemption
                                                      Under Rule U-3A-2 from the
                    Provisions of the Public Utility Holding Company Act of 1935

                                           To Be Filed Annually Prior to March 1

                                                           BAY STATE GAS COMPANY
                                                           (Name of Company)


         hereby files with the Securities and Exchange Commission, pursuant to Rule U-2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (the "Act"), and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof.

         Bay State Gas Company ("Bay State"), a Massachusetts corporation with its principal executive offices in Westborough, Massachusetts, is a gas utility company and a holding company as defined in the Act.

         Northern Utilities, Inc. ("Northern"), a New Hampshire corporation with offices in Portsmouth, New Hampshire, is a wholly owned subsidiary of Bay State and is also a gas utility company as defined in the Act. Bay State Energy Enterprises, Inc. ("BSEE"), is a Massachusetts corporation in Westborough, Massachusetts, and a wholly owned subsidiary of Bay State and is not a gas utility as defined in the Act.

         Bay State GPE, Inc. ("GPE") a Massachusetts corporation with offices Westborough, Massachusetts, is a wholly owned subsidiary of Bay State whose primary business is electric generation.

2.       A brief  description  of  the  properties  of  claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

         BAY STATE. The Massachusetts service area of Bay State covers approximately 1,344 square miles in Massachusetts and, at December 31, 1999, included a population of approximately 2,940,000. At December 31, 1999, Bay State furnished gas service to a total of approximately 268,997 residential, commercial, industrial and interruptible customers
         and  has  franchise   rights  in  61   communities   within
         Massachusetts.

         Bay State's location serving an area covering approximately 1,000 square miles in southeastern Massachusetts supplies gas service to the cities of Attleboro, Brockton and Taunton and 35 surrounding towns ("Brockton"). Bay State's location serving an area covering approximately 254 square miles in western Massachusetts supplies gas service to the cities of Chicopee, Northampton and Springfield and 16 neighboring towns ("Springfield"). Bay State's location serving an area covering approximately 90 square miles in northeastern Massachusetts supplies gas service to the city of Lawrence and 3 neighboring towns ("Lawrence"). None of Bay State's distribution facilities are outside of Massachusetts.

         The gas distributed by Bay State in Massachusetts is principally pipeline natural gas purchased under a portfolio of domestic gas supply contracts and transported under capacity contracts to its distribution system from the producing areas of North America. Bay State distributes some Canadian pipeline natural gas purchased from Granite.

         Bay State produces liquid propane (LP) air gas from LP purchased from several suppliers. The LP air gas is produced by Bay State's seven propane air gas plants, all located in the Commonwealth of Massachusetts, which have a combined storage capacity of 320,249 MMBtu of natural gas equivalent and a combined rated daily vaporization capability of 118,194 MMBtu. A list of Bay State's propane air gas plants, indicating the location and capacity of each plant, is attached hereto as Schedule A.

         Springfield has a owned liquefied natural gas (LNG) facility which consists of liquefaction equipment capable of liquefying 10,000 MMBtu of natural gas per day, a 1,020,000 MMBtu storage tank and vaporization equipment capable of vaporizing 55,000 MMBtu per day. Brockton has a leased LNG facility with a storage capacity of 800,000 MMBtu and a rated daily vaporization capability of 50,000 MMBtu. Both the Brockton and Lawrence have LNG satellite facilities with storage capacities of 8,000 and 12,800 MMBtu, and daily vaporization capability of 12,000 and 19,200 MMBtu, respectively. A list of Bay State's LNG facilities, indicating the location and capacity of each facility, is attached hereto as Schedule B.

         Bay State does not own any underground storage facilities; rather, it has storage contracts with the Texas Eastern Corporation, Tennessee Gas Pipeline Company, CNG Transmission Corporation, and Michigan Consolidated Company via CoEnergy Trading Company.

         NORTHERN. Northern, through its New Hampshire and Maine locations, is engaged in the distribution and sale of natural gas to residential, commercial, industrial and interruptible customers in New Hampshire and Maine.

         The service area of Northern covers approximately 808 square miles in New Hampshire and Maine and, at December 31, 1999, included a population of approximately 820,000. At December 31, 1999 Northern furnished gas service to a total of approximately 46,673 customers in 36 communities.

         Northern's location serving an area covering approximately 314 square miles in southeastern New Hampshire supplies gas service to the city of Portsmouth and 22 surrounding cities and towns ("New Hampshire"). Northern's location serving an area covering approximately 493 square miles in southern Maine supplies gas service to the cities of Portland, Lewiston and Auburn and 10 neighboring cities and towns ("Maine").

         The gas distributed by Northern is principally pipeline natural gas purchased under a portfolio of gas supply contracts and transported under capacity contracts to Northern's distribution system from the producing areas of North America. Northern distributes some Canadian pipeline natural gas purchased from Granite State Gas Transmission, Inc., an affiliate of NiSource Inc.

         New Hampshire has one LP air gas plant with a storage capacity of 9,908 MMBtu of natural gas equivalent and rated daily vaporization capability of 4,080 MMBtu. Maine has one LP air gas plant with a storage capacity of 16,761 MMBtu of natural gas equivalent and a rated daily vaporization capability of 10,000 MMBtu (see Schedule A).

         Maine has one LNG facility with a storage capability of 13,750 MMBtu and a rated daily vaporization capability of 28,000 MMBtu (see Schedule
         B).

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

(a)      Number of MCF of natural or manufactured gas distributed at retail.

(b) Number of MCF of natural or manufactured gas distributed at retail outside the state in which each such company is organized.

(c) Number of MCF of natural or manufactured gas sold at wholesale outside the state in which each such company is organized, or at the state line.

(d) Number of MCF of natural or manufactured gas purchased outside the state in which each such company is organized, or at the state line.

                      FOR TWELVE MONTHS ENDED DECEMBER 31, 1999


         BAY STATE MASSACHUSETTS
         (In thousands)

                     (a)    MCF of gas distributed at retail                                  32,233

                     (b)    MCF  of   gas   distributed  at  retail  outside  of
                            Massachusetts                                                          -

                     (c)    MCF of  gas sold at wholesale outside Massachusetts,
                            or at the Massachusetts state line                                 4,409

                     (d)    MCF  of  gas  purchased outside Massachusetts, or at
                            the Massachusetts state line                                      30,858


         NORTHERN
         (In thousands)

                     (a)    MCF of gas distributed at retail                                   9,896

                     (b)    MCF  of  gas  distributed  at  retail outside of New
                            Hampshire                                                          5,822

                     (c)    MCF  of gas sold at wholesale outside New Hampshire,
                            or at the New Hampshire state line                                     -

                     (d)    MCF  of  gas  purchased outside New Hampshire, or at
                            the New Hampshire state line                                      10,405

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

(a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

(b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

(c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

(d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

(e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreements(s).


                     (a) Bay State GPE, Inc., a Massachusetts Corporations, is an exempt wholesale generator with its offices at 300 Friberg Parkway, Westborough, Massachusetts. The
                            Company's two electric production facilities are located at Bay State Gas Company's take-station on the Tennessee Gas Pipeline in Agawam, Massachusetts.

                            The facilities consist of a 1,750 kw Turbo expander,
                            which  uses  as  a  primary  energy source the waste
                            energy   released   when   high   pressure   gas  is
                            depressurized  to  enter  the lower gas distribution
                            facility operated by Bay State Gas Company and a 450
                            kw  natural  gas-fired  internal  combustion  engine
                            generator  with  waste  heat  recovery whose thermal
                            output   heats  the  gas  entering  Bay  State   Gas
                            Company's gas distribution system.

                     (b)    Bay  State  Gas  Company owns 100% of Bay State GPE,
                            Inc.

                     (c)    Bay State Gas Company invested                             $  193,133.75

                     (d)    Capitalization at December 31, 1999                        $  195,128.12

                     (e)    Bay State GPE, Inc. has an operation and maintenance
                            agreement providing for operation and maintenance of
                            its   generating   facilities  with  Bay  State  Gas
                            Company.  In addition the agreement provides for gas
                            to  operate  the generators and other administrative
                            services. The  Company's  agreement continues for an
                            initial  period  to  2009, subject to termination on
                            written  notice  upon  of  the  electric  production
                            facilities.

                            Expenditures   incurred   during   1999  under  this
                            agreement amounted to $17 thousand.